VIA EDGAR

August 2, 2010

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BioDelivery Sciences International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-31361

Dear Mr. Rosenberg:

Further to conversations between the undersigned and our outside counsel with Mr. Frank Wyman of the staff of the Securities and Exchange Commission (the “Staff”), this letter is to acknowledge the receipt by BioDelivery Sciences International, Inc. (the “Company”) of the Staff’s comment letter, dated July 12, 2010, with respect to the above referenced filing by the Company. As the Staff is aware, the Company and the Staff have been engaging in telephone conversations regarding the Staff’s comments, and at the request of the Staff, the Company is submitting this letter to notify the Staff that the Company plans to submit a formal response to the Staff’s comments by Friday, August 6, 2010, which response will endeavor to incorporate the matters discussed with the Staff.

Thank you for your attention to this matter. If the Staff has any questions or would like additional information, please contact the undersigned at (813) 864-2562 or our legal outside counsel, Barry I. Grossman, Esq. or Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300. We look forward to working with you to resolve any questions the Staff may have.

Sincerely,

/s/ James A. McNulty

James A. McNulty
Secretary, Treasurer and Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	Mark A. Sirgo, Pharm.D.
Ellenoff Grossman & Schole LLP